
Only patented remotely managed water production system
Patented air & water filtration systems
TEVA
Safe, drinkable water

INVEST IN **OXYDUS**

Patented tech that could decentralize water distribution & solve a water crisis

oxydus.com New York Technology Retail AI Sustainability Clean Tech

Featured Investors

Calvin Einar Mein

Syndicate Lead

I have some experience as an angel investor. I am a practicing physician

Invested in Sunday Golf, BeenThere and 3 others

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Clean water is necessary for all forms of life. The Oxydus TEVA appears to be the answer to making fresh, clean, portable water anywhere in the world. This is not only good for humans, it is good for the entire planet. I have invested in Oxydus because I believe that they have developed a system that can produce the clean, portable water that the world needs. I have been using bottled water for years. TEVA can produce fresh, clean, drinking water for a very reasonable cost. Please join me in investing in this very exciting and promising company.

Invested $5,000 this round

Highlights

1. Massive atmospheric water generation (AWG) market projected to grow at a CAGR of 22.3%

2 2 licensed patents and 1 internationally recognized PCT Patent application

3 Single unit can produce a minimum of 20,000 liters of clean, fresh, drinking water daily

4 Lower per liter cost that can create massive disruptive adoption, undercutting all competitors

5 Our proprietary software allows remote monitoring of key water indicators from anywhere in the world

6 Effectively utilizes just atmospheric moisture to harvest and filter water for consumption

7 Featured on Seeking Alpha, Market Watch, Yahoo Finance, and more

8 Chairman of Intl Council of the Bottled Water Assoc & environmental microbiologists on team

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Our Team



Joseph Aoun CEO & Founder

Joseph has 15+ years of experience in the technology and service business. Oxydus is his most ambitious project to date, and he has been issued two US patents in addition to an intentional PCT patent just in the last two years.



Bob Hidell Head Geologist/Hydrogeolist

Bob is an internationally recognized expert in the water industry. His accolades include: being a former member of the Board of Directors of the International Bottled Water Association, named into Beverage World Magazine Bottled Water Hall of Fame.



Joseph Danho Chief Biotechnology Officer

Joseph Danho is an environmental microbiologist specializing in water safety and quality. As a member of Bethlehem University's Water and Soil Environmental Research Unit, Danho oversees biological and chemical analyses of water and wastewater.



Oren Saar Business Development Director

Oren Saar is a seasoned business executive with extensive experience in the semiconductor and cleantech fields. He advises multinational companies on business and manufacturing strategies, efficient operations, and the establishment of operations.



Andrew Morabito Intellectual Property Attorney

Andrew is an IP attorney specializing in components and systems for industrial machines, such as solar systems, air, and water filtration systems, wind turbines, sanitation devices, and sorbent materials with Fortune 500 companies like IBM.

Pitch

The future of the global water crisis is in your hands


Less than 3% of the world's water is fresh.
2.5% of it is frozen.



Ever wondered about a world without water?

By 2071, nearly half of the 204 fresh water basins in the United States may not be able to meet the monthly water demand. The latest U.S. Drought Monitor report shows drought conditions across 99% of the Western United States, up from 63% a year ago, with an estimated 59.2 million Americans living in drought-stricken areas.

In a first, the US federal government declared a water shortage at Lake Mead, one of the main reservoirs for the Colorado river in 2021. This decision impacts more than 40 million people in the West who rely on the river for at least part of their water supply. Even with the trigger cuts in place that followed the declaration, Lake Mead has declined to its lowest level since the reservoir was filled in the 1930s.

The United States faces a water crisis as critical as the energy crisis that once dominated headlines. If present trends continue there could be a 40 percent gap between water supply and demand by 2030.

With only under 0.5% of fresh water available on our planet, the demand for potable water will soon outrun the supply.

The future of decentralized water and its distribution is in your hands

Meet Teva7, the only patented remotely managed water production system, soon to hit the market. It brings you clean, drinkable water at scale, virtually anywhere, without relying on rain or a body of water.

Patented technology.
Drinkable water at scale.



- As low as $0.02 / liter cost of water
- Meets safe drinking water standards with USEPA
- Remote monitoring from anywhere
- Stores up to 10,568 gallons of water
- Easy to operate; works in all climate
- Powerful engine, quiet operation
- Virtually zero carbon footprint

Traditional AWGs (atmospheric water generation) aren't practical enough to solve water shortages

AWG machines depend on accurate and consistent water quality, humidity, and dew point measurements, which means that manual supervision is necessary to maintain production levels. Because traditional machines require manual intervention, production times are slow, and the water output needed isn't there. So, existing machines are inadequate in highly water-dependent commercial markets like agriculture and sanitation.

It is notoriously difficult to reposition or transport older large AWG units for repairs, making them unusable in residential settings. Units with smaller outputs have been developed, but they are usually not enough to meet their intended needs. Its inadequate filtration system is perhaps the biggest problem, making it challenging to meet safe drinking water standards.

Older units use about 310 watts of energy to make a liter of water, plus additional energy for making the water drinkable and distributing it —

this is highly unsustainable, and the need for improvement is evident.

Teva7 solves all traditional impracticalities, while blowing competitors out of the water

Oxydus uses a three-pronged approach that makes its patented AI technology ahead of its time.


Satellite-linking capability
TEVA7

First, our patented method utilizes AI technology to monitor weather patterns and atmospheric conditions. This innovation remotely automates the process so that it won't require in-person staff for constant climate control.


TEMPERATURE
98
HUMIDITY | DEW POINT
SYS : 001 - SECTOR 98042


Weather monitoring by patented
artificial intelligence
DATA ANALYSIS
TEVA7

Secondly, sensors in the vacuum then communicate with cloud management control so that the condensation temperature is maximized for output in humid and arid climates.

Without this communication in the cloud, the machine wouldn't be able to produce water in dry climates, making the Teva7 a man-made oasis for the desert. Also, it makes the machine an industry disruptor because it can increase water production when conditions are most ideal.

An AI vacuum extracts humidity through multiple filters before it reaches condensation.


Multistage filtration system
TEVA7
UV Light Exposure
Pre-Carbon Filter
Post-Carbon Filter
"Reverse Osmosis" Purifiers
TCR Carbon Filter
Minerals Added
UV Light Exposure
Biological & Chemical Testing
Pure Drinking Water
We can supply technical documentation on our machinery and process upon request*

Thirdly, we use a multistage filtration system for water quality. The process starts with the air.

Once the water vapor passes through condensation, the machine filters

it again adding minerals and UV light exposure. The end product is immediately drinkable water that tastes good and meets EPA regulations.

And even with this advanced filtration system in place, the Teva7 still manages to have a lower cost per unit than any of its competitors – as low as $0.02/liter cost. This makes it possible for real world applications in both commercial sectors and residential households.

Teva7 technology transfers power efficiently between connected units using solar-powered nanobatteries. Our AI software will automatically recognize when the unit needs to convert from and to AC power, enabling it to run as required, virtually eliminating any carbon footprint.

By producing drinkable water out of the box, the Teva7 has a much higher production rate than its competitors. This, along with low filter changes, low engine maintenance, multiple storage capacities, and self-contained tamper-proof technology makes the Teva7 a truly viable option for placement anywhere in the world.

We're positioned to take advantage of this HUGE market opportunity

Why should you listen? Because what we aim at is also disrupting how we access and utilize water. The total addressable market for this opportunity is as massive as $770 Billion. The applications for this product range from the military and government, agriculture and livestock, auto manufacturing, emergency and natural disasters, to of course, our homes. With our versatile product line and patented water system, we're uniquely positioned to service these markets.


TEVA7
Intellectual Property
Granted Patents
United States Patent
US 10,619,333 B1
Apr. 14, 2020
US 10,633,835 B1
Apr. 28, 2020
WO 2020/074968 A1

We've been successfully issued two U.S. Patents & awarded international PCT Patent application recognition.

1. Methods Patent - U.S. patent no. 10,619,333, Issued 4/14/2020
2. System Patent - U.S. Patent no. 10,633,835, Issued 4/28/2020
3. International Patent Cooperation Treaty PCT Registration no. PCTIB2019050405, Approved 5/22/2020



Part of the objective with the funding received will be to actively secure intellectual property developing a strong IP portfolio and more effectively differentiate our products and services, including efforts to generate revenue from potential licensing applications.

We want to make water an accessible commodity. And which is why we turn to you instead of Venture Capitalists. We want to take back control from the big corporations and give it back to any and everybody who wants to join our mission and that is why we turn to you.

A chance to impact every single life on this planet

Remember, today nearly 89% of the American population get their water from one of more than 148,000 public water systems which serves 290 million people annually. The remainder rely on water from domestic wells or privately owned utilities.

However, with Oxydus' low price, it is about to open up the market to the 89% of American households. The potential market for the application of our technology does not restrict to the borders of America. The global market opportunity for this stands at an outstanding $770 billion.

Go green, drink clean: an opportunity to impact 750 million lives

750 million people, which is double the population of the USA, do not have access to safe and clean drinking water. As the climate changes, the

world's population grows and economies expand, pressures on the world's finite water resources will intensify. Climate change impacts the quantity and quality of available water, and with growing populations more water is both consumed and polluted. Another pandemic fueled problem, this number is as huge as 2 billion people globally and estimates show that by 2030, nearly 50 percent of the world's population will live in severe water stress. The demand for economical drinking water is at an all-time high.

The point is that a global problem needs a simple and straightforward solution with a worldwide applicability.

A single Teva7 machine can produce a minimum of 20,000 liters of clean, fresh drinking water each day. But more importantly, it can offer it at a competitive price of $0.02 per liter. Since cost is arguably the biggest obstacle to AWG adoption in the world.

Our (sustainable) future is in our own hands

Global temperatures are rising and this change in climate is already impacting water access for people around the world. The uptick in climate-related disasters is increasing in pace and severity, showing us that it's never been more important to find real, sustainable energy solutions.

The unpredictability in the patterns to determine the availability of water in the near future is too huge a risk to be taken.

Teva7 is an investment in our planet's future. Lastly, we power our Teva7 machines with solar-powered nano batteries. This innovation makes the product uniquely sustainable because it only requires minimal maintenance for use. Any community would be able to benefit from this solution regardless of their location or access to electricity. Not only can it function in any climatic conditions but it leaves virtually zero carbon footprint on our mother Earth.


Livestock farming
$160 Billion+ (US)

The need for water with livestock farming: $160 Billion+ (US)

About one-third of the world's water consumption is for producing animal products. It is responsible for 20 to 33 percent of all freshwater consumption in the world. Thanks to the rapidly growing global population and as a result the demand for food, global production for food produced from animal sources has more than tripled over the last 50 years.

Not only that but the change in trend toward meat and dairy intensive diets coupled with this population explosion has put enormous pressure on the food systems. The result? Rapid increase in water scarcity.

According to the WHO, the annual meat production is projected to increase from 218.0 million metric tons in 1997-1999 to 376.0 million metric tons by 2030. This presents a market opportunity for the commercial application of our product. Not only that, but at the same time it sets us up for scaling our product to the global market.


Agricultural farming
$351 Billion

Agricultural farming: $351 Billion

Water is one of the most basic resources needed in agricultural production, and agriculture is the single largest water user accounting for 70% of global freshwater withdrawals.

The global general crop farming market size is expected to grow from $314.51bn in 2021 to $351.37bn in 2022 at a compound annual growth rate (CAGR) of 11.7%. The global general crop farming market size is expected to grow to $546.92 billion in 2026 at a CAGR of 11.7%. The freshwater available for agricultural activities is limited in nature and so are the ways that we can access it. The mobile and the all-climatic nature of the Teva7 will help generate water at a scale which can match the needs for this market.


Food & beverage production
$6 Billion

Food and Beverage Production: $6 Billion

The food and beverage sector is a multi-billion dollar market for innovative water technologies with the largest companies consuming as much water per year as small companies.

The sheer diversity of the products, processing steps, water and wastewater treatment needs of food and drink companies opens up many ways to access the market. Emerging market growth and water scarcity will ensure that capex on water technologies by F&B companies will reach $6bn in 2020. The stage is set for every player in the market to increase their revenue in this sector. Oxydus recognizes this gap and is here to close it

is here to close it.


Automotive manufacturing
$2.8 Trillion

Automotive manufacturing: $2.8 trillion

Producing a car uses over 4000 liters of water, and whether tire production is included varies by estimate.

The global automotive industry is a major consumer of water for various production processes. Major water uses in the automotive manufacturing industry includes surface treatment and coating, paint spray booths, washing, rinsing, hosing, cooling, air-conditioning systems and boilers. The component manufacturing segment has its own list of water-intensive processes.

Water is used in nearly every stage of the auto manufacturing but the heaviest users are the metal finishing, boiler feed, paint/coatings shops and cooling tower makeup processes.

The market size, measured by revenue, of the Global Car & Automobile Manufacturing industry is $2.8tr in 2022. The rapid increase in demand for water will fall short on supply. The Teva7, with its large storage capacity and remotely controlled AI systems can ensure that we don’t run into this situation.


Pulp and paper manufacturing
$269 Billion

No water = no paper: a market size of $269 billion

The pulp and paper (P&P) industry is one of the heaviest users of water. Without water—and lots of it—manufacturing pulp and paper would be all but impossible. Water usage in the pulp and paper industry is needed in almost every part of the process, whether the facility is digesting wood chips, making fiber slurries, or washing the machinery and rollers.

Leading FMCG companies have now turned to paper packaging for their goods in a move to make their packaging and shipping more sustainable. The global pulp market was valued at US$ 269bn in 2021. It is estimated to expand at a CAGR of 4.3% from 2022 to 2027.

As the buying behavior of consumers becomes more conscious and they make the move to opt for biodegradable options, the demand for it is going to expand rapidly.

And you can probably guess by now that the need for producing these biodegradable solutions is going to require more and more use and dependence on water. Oxydus' mission to generate water out of the moisture in the air will cater to this growing demand and provide this industry with a permanent solution.





Our multi-purpose, versatile product line

Available sizes / capacities



Teva7 Starter	Teva7 Standard	Teva7 Commercial
Gallon: 2.5K Power: 50Kw	Gallon: 5K Power: 100Kw	Gallon: 10K Power: 150Kw

Teva7 Custom	Gallon: 1 - 40K Power: 75 - 400Kw
Teva7 Special Ops	Undisclosed military / govt application

So here is what you need to know to invest today

Oxydus is looking to raise $1M to market and produce the Teva7. In the first 12 months after closing, we will focus our energy on finalizing the prototype design and getting it operational. We will also use this time to build our founding team further to help us operate at scale when the time comes.

In this phase we will begin (but not stopping there) with aggressively focusing on marketing the Teva7 to each American household.

Next, we will open it up to the international market and focus on commercializing the scale because the potential of the product does not stop at the American borders. The Teva7 can be sold to individual farmers, automotive manufacturers, offices and industries.

Finally, our innovative Teva7 water technology will be constantly updated as our portfolio of inventions expands.

If you want to be a part of changing the future where water is available to anyone who needs it, go ahead and click the red button to invest.

Revenue and projections

(Pro-forma)

	Year 1	Year 2	Year 3
Total Income	$4.5M	$7.43M	$10.5M
Cost of Sales	$2,380,000	$4,025,000	$5,700,000
Fixed Business Expenses	$478,800	$493,164	$507,959

Other Expenses	$1,019,607	$1,246,225	$1,510,688
Net Profit	+$621,593	+$1,665,661M	+$2,781,373M

> ***Forward looking projections cannot be guaranteed.***

How do we compare to others? Here's how Oxydus stacks up.

	oxydus	ZERO MASS water	Watergen	HENDRX	Skywater
Works in all climates	💧	🚫	🚫	🚫	🚫
Extracts moisture from the air	💧	💧	💧	💧	💧
Produce an independent source of water	💧	💧	💧	💧	💧
Green machine, 0% carbon emissions	💧	🚫	🚫	🚫	🚫
Meets EPA laws for drinking standards	💧	🚫	🚫	🚫	🚫
Minimized oil/filter changes	💧	🚫	🚫	🚫	🚫
Most affordable Teva7 in the market	💧	🚫	🚫	🚫	🚫
Oxydus quantum software	💧	🚫	🚫	🚫	🚫
Teva7 machines ranging from12L - 40,000L	💧	💧	💧	💧	💧
Ranging from12L - 10,000L	💧	🚫	🚫	🚫	🚫
Low engine maintenance	💧	🚫	🚫	🚫	🚫
Remote operation and water quality monitoring	💧	🚫	🚫	🚫	🚫
UL certification	💧	🚫	🚫	🚫	🚫
Less than $0.02 per liter cost	💧	🚫	🚫	🚫	🚫
Runs on advanced solar cells and nano batteries	💧	🚫	🚫	🚫	🚫
Advanced water storage system	💧	🚫	🚫	🚫	🚫

1. We have been working on developing a solution to the global water crisis for 7 years now. We have invested our time in research and developing to get the right fit for the product.

2. We've been successfully issued two U.S. Patents & awarded international PCT Patent application recognition for developing a system to generate water using AWG

3. Teva7, when compared to the other systems, is highly efficient in extracting water. The outcome is fresh drinking water by using low

electricity.

4. We are disrupting the traditional AWG market by using renewable sources of energy.

5. Teva7 is built for tough terrain and climatic conditions. We use artificial intelligence and cloud management to manage the systems from a far distance.

We've been featured in...

yahoo! finance MarketWatch CISION Seeking Alpha

Have any questions?

Get in touch with us at: josephaoun@oxydus.com